SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1 )(1)


                          LEADING EDGE PACKAGING, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    521708107
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                                 (CUSIP Number)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521708107                     13G                   Page 2 of 5 Pages
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1.            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              Rich City International Packaging Limited
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 2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
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3.            SEC USE ONLY

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4.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Hong Kong
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   NUMBER OF SHARES     5.    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         0
         WITH

                      ----------------------------------------------------------
                        6.    SHARED VOTING POWER

                              0
                      ----------------------------------------------------------
                        7.    SOLE DISPOSITIVE POWER

                              0
                      ----------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER

                              0
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9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
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10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                               [  ]

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11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


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12.           TYPE OF REPORTING PERSON

              CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1

         (a)      Name of Issuer. Leading Edge Packaging, Inc.

         (b) Address of Issuer's Principal Executive Office. Empire State Building, 350 Fifth Avenue, Suite 3922, New York, New York 10118.

Item 2

         (a) Name of Person Filing. This Schedule 13G is being filed for Rich City International Packaging Limited ("Rich City").

         (b) Address of Principal Business Office. The principal business office of Rich City is Empire State Building, 350 Fifth Avenue, Suite 3922, New York, New York 10118.

         (c)      Citizenship. Rich City is a Hong Kong company.

         (d) Title of Class of Securities. Common Stock, par value $0.01 per share ("Common Stock")

         (e)      CUSIP Number. 521708107


Item 3   Not applicable.

Item 4   Ownership

         (a) Amount Beneficially Owned. As of November 3, 1997, Rich City owned no shares of Common Stock.

         (b)      Percent of Class. Not applicable.

         (c)      Number of shares as to which such person has:

                  Sole power to vote or to direct the vote:0
                  Shared power to vote or to direct the vote: 0
                  Sole power to dispose or to direct the disposition of: 0 Shared power to dispose or to direct the disposition of: 0

Item 5   Not applicable.

Item 6   Not applicable.


                                page 3 of 5 pages

Item 7   Not applicable.

Item 8   Not applicable.

Item 9   Not applicable.

Item 10  Not applicable.


                                page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: November 7, 1997


                                RICH CITY INTERNATIONAL PACKAGING LIMITED


                                By:  /s/ Richard Fung-Gea Wong
                                    ----------------------------
                                     Name: Richard Fung-Gea Wong
                                     Title: Managing Director